FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

To September 20, 2005

Rubicon Minerals Corporation
(Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-19 September 20, 2005

SPROTT ASSET MANAGEMENT REPORTS ACCUMULATION OF 5.9 MILLION
RUBICON SHARES

-With exercise of warrants, Company will hold 10.4% of issued and outstanding shares-

David Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) announces that Rubicon has been advised that Sprott Management Inc. has filed an initial report under Part 4 of National Instrument 62-103 to report that it exercises control or direction over 5,871,500 common shares and 1,153,850 warrants. Based on the number of currently issued and outstanding common shares and assuming the exercise of the warrants, this represents 10.4% of the issued or outstanding common shares of Rubicon.

Sprott Asset Management manages over CDN$2.5 billion in assets among its various long/short equity strategies, mutual funds and managed accounts.

RUBICON MINERALS CORPORATION

“David W. Adamson”
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com
_________________________________________________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: September 20, 2005	By:	“David W. Adamson”
David W. Adamson
President & CEO